Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191049

STEADFAST APARTMENT REIT, INC.
SUPPLEMENT NO. 6 DATED SEPTEMBER 4, 2014
TO THE PROSPECTUS DATED APRIL 15, 2014

This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2014, as supplemented by Supplement No. 4 dated July 15, 2014 and Supplement No. 5 dated August 14, 2014, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 6 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 6 is to disclose:

•	the status of our public offering; and
•	our recent property acquisitions.
Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on December 30, 2013. As of August 29, 2014, we had received and accepted investors’ subscriptions for and issued 3,157,634 shares of our common stock in our public offering, resulting in gross offering proceeds of $46,927,502.
As of August 29, 2014, 63,509,032 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of December 30, 2015, unless extended, or the date on which the maximum offering amount has been sold.

Our Recent Property Acquisitions

As described in greater detail below, on August 28, 2014, or the closing date, we acquired a fee simple interest in a 260-unit multifamily residential community located in Austin, Texas, commonly known as Club at Summer Valley, or the Summer Valley property, through STAR Summer Valley, LLC, or STAR Summer Valley, a wholly-owned subsidiary of our operating partnership. On the closing date, we also acquired a fee simple interest in a 304-unit multifamily residential community located in Austin, Texas, commonly known as Terrace Cove, or the Terrace Cove property, through STAR Terrace Cove, LLC, or STAR Terrace Cove, a wholly-owned subsidiary of our operating partnership. The Summer Valley property and the Terrace Cove property were acquired from the same third-party seller, which we refer to as the “seller.” With the acquisition of these two properties, we have invested approximately $87.1 million in four properties in three states representing 1,047 units. All four of our properties have been purchased in 2014.

Acquisition of Club at Summer Valley
Financing and Fees
STAR Summer Valley acquired the Summer Valley property from the seller for an aggregate purchase price of $21,500,000, exclusive of closing costs. STAR Summer Valley financed the payment of the purchase price for the Summer Valley property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $15,050,000 from Berkadia Commercial Mortgage LLC, which we refer to as the “lender,” pursuant to the requirements of the Fannie Mae Delegated Underwriting and Servicing Loan Program, as evidenced by the Multifamily Loan and Security Agreement and the Multifamily Note, which we refer to as the “Summer Valley loan.” For additional information on the terms of the Summer Valley loan, see “—Summer Valley Property Loan” below.
An acquisition fee of approximately $215,000 was earned by our advisor in connection with the acquisition of the Summer Valley property. A financing coordination fee of approximately $150,500 was earned by our advisor in connection with the financing of the Summer Valley property.

Description of the Summer Valley Property
The Summer Valley property is a 260-unit residential community constructed in 1983. The Summer Valley property consists of 12 two- and three-story garden-style residential buildings, 2 two-story townhouse-style residential buildings, three one-story cottage-style residential buildings and a clubhouse/leasing office situated on an approximately 9-acre site. The apartments at the Summer Valley property consist of a mix of one- and two-bedroom units averaging 741 square feet per unit. Average in-place monthly rent at the Summer Valley property was approximately $836 as of August 25, 2014. Apartment amenities at the Summer Valley property include private balconies/patios. Select units also have double stainless steel sinks, brushed nickel faucets, pantries, exterior storage, walk-in closets, vaulted ceilings, sunrooms, wood burning fireplaces and washer/dryer connections. Property amenities at the Summer Valley property include a swimming pool, barbecue area with grills, a 24-hour fitness center, a clubhouse, a laundry facility and a dog park. Occupancy at the Summer Valley property was 98% as of August 25, 2014.
As part of its value enhancement strategy, STAR Summer Valley intends to make strategic, interior enhancements at the Summer Valley property when turning the apartment homes between residents, including upgrading appliances and cabinetry. Management believes the Summer Valley property is adequately covered by insurance and is suitable for its intended purposes.
The Summer Valley property is located approximately 15 minutes south of the Austin central business district. The Summer Valley property faces competition from other multifamily apartment properties located in the Austin, Texas market.
For federal income tax purposes, we estimate that the depreciable basis in the Summer Valley property will be approximately $19,300,000. We intend to depreciate buildings based upon an estimated useful life of 27.5 years.

Summer Valley Property Loan
In connection with the acquisition of the Summer Valley property, STAR Summer Valley borrowed $15,050,000 from the lender pursuant to the Summer Valley loan. The Summer Valley loan has a 120 month term with a maturity date of September 1, 2024. STAR Summer Valley paid a loan origination fee of $120,400 to the lender in connection with the Summer Valley loan.
Interest on the outstanding principal balance of the Summer Valley loan accrues at an initial rate of 2.135%, and an interest payment of $26,776 is due and payable on October 1, 2014. Beginning October 1, 2014 and continuing until the maturity date, a monthly interest payment on the outstanding principal balance of the Summer Valley loan that will accrue at the one-month London Interbank Offered Rate (“LIBOR”) plus 1.98%, as further described in the Summer Valley loan documents, will be due and payable on the first day of each month. In addition, beginning on October 1, 2018 and continuing until the maturity date, a monthly payment of principal in the amount of $22,686 is due and payable on the first date of each month. The entire outstanding principal balance and any accrued and unpaid interest on the Summer Valley loan is due and payable in full on the maturity date.
STAR Summer Valley may voluntarily prepay all of the unpaid principal balance of the Summer Valley loan and all accrued interest thereon and other sums due to the lender under the Summer Valley loan documents following the first year of the Summer Valley loan, provided that STAR Summer Valley provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Summer Valley loan.
The performance of the obligations of STAR Summer Valley under the Summer Valley loan is secured by a Multifamily Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing (Texas) with respect to the Summer Valley property. Additionally, pursuant to an Assignment of Management Agreement, STAR Summer Valley assigned all of its rights under the Summer Valley Property Management Agreement (described below) to the lender upon an event of default under any of the Summer Valley loan documents.
In connection with the acquisition of the Summer Valley property, STAR Summer Valley entered into an Environmental Indemnity Agreement, or the Summer Valley environmental indemnity, pursuant to which STAR Summer Valley agreed to indemnify, defend and hold harmless the lender and certain other parties identified in the Summer Valley environmental indemnity, from and against any actions, damages, claims or other liabilities that the lender or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances on or under the Summer Valley property or any other property from which hazardous materials derived or allegedly derived from the Summer Valley property, (2) any actual or alleged violation of any environmental laws applicable to the Summer Valley property, (3) any breach of any representation or warranty made in the Summer Valley environmental indemnity by STAR Summer Valley, (4) any failure by STAR Summer Valley to perform any of its obligations under the Summer Valley environmental indemnity, (5) any remedial work as defined in the Summer Valley environmental indemnity or (6) the existence or alleged existence of any prohibited activity or condition as defined in the Summer Valley environmental indemnity.

We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR Summer Valley is personally liable under the Summer Valley loan documents, as described above, in addition to all costs and expenses incurred by the lender to enforce these rights.

Management of the Summer Valley Property
On the closing date, STAR Summer Valley and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement, or the Summer Valley Property Management Agreement, pursuant to which the property manager serves as the exclusive leasing agent and manager of the Summer Valley property. Pursuant to the Summer Valley Property Management Agreement, STAR Summer Valley is to pay the property manager a monthly management fee in an amount equal to 3.0% of the Summer Valley property’s gross collections (as defined in the Summer Valley Property Management Agreement) for such month. The Summer Valley Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the Summer Valley Property Management Agreement. STAR Summer Valley may terminate the Summer Valley Property Management Agreement at any time upon 30 days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Summer Valley Property Management Agreement due to a material breach of the other party's obligations under the Summer Valley Property Management Agreement that remains uncured for 30 days after notification of such breach.
On the closing date, STAR Summer Valley also entered into a Construction Management Services Agreement, or Summer Valley Construction Management Services Agreement, with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the Summer Valley Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time for the Summer Valley Property for a construction management fee in an amount equal to 8% of the total cost of the improvements and 12% of the total cost of the renovations. The Summer Valley Construction Services Agreement may be terminated by either party with 30 days prior written notice to the other party.

Acquisition of Terrace Cove
Financing and Fees
STAR Terrace Cove acquired the Terrace Cove property from the seller for an aggregate purchase price of $23,500,000, exclusive of closing costs. STAR Terrace Cove financed the payment of the purchase price for the Terrace Cove property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $16,450,000 from the lender pursuant to the requirements of the Fannie Mae Delegated Underwriting and Servicing Loan Program, as evidenced by the Multifamily Loan and Security Agreement and the Multifamily Note, which we refer to as the “Terrace Cove loan.” For additional information on the terms of the Terrace Cove loan, see “—Terrace Cove Propery Loan” below.
An acquisition fee of approximately $235,000 was earned by our advisor in connection with the acquisition of the Terrace Cove property. A financing coordination fee of approximately $164,500 was earned by our advisor in connection with the financing of the Terrace Cove property.

Description of the Terrace Cove Property
The Terrace Cove property is a 304-unit residential community constructed in 1986. The Terrace Cove property consists of 21 one-, two-and three-story garden-style residential buildings and a clubhouse/leasing office situated on an approximately 12.8-acre site. The apartments at the Terrace Cove property consist of a mix of one- and two -bedroom units averaging 712 square feet per unit. Average in-place monthly rent at the Terrace Cove property was approximately $794 as of August 25, 2014. Apartment amenities at the Terrace Cove property include European cabinetry, linen closets and washer/dryer connections. In addition, select units have pantries, exterior storage, walk-in closets, vaulted ceilings, built-in bookcases and wood-burning fireplaces. Property amenities at the Terrace Cove property include a swimming pool and limestone sundeck, hot tubs, a barbecue area, a 24-hour fitness center, a clubhouse and two laundry facilities. Occupancy at the Terrace Cove property was 98% as of August 25, 2014.
As part of its value enhancement strategy, STAR Terrace Cove intends to make strategic, interior enhancements at the Terrace Cove property when turning the apartment homes between residents, including upgrading appliances and cabinetry. Management believes the Terrace Cove property is adequately covered by insurance and is suitable for its intended purposes.
The Terrace Cove property is located approximately seven miles south of the Austin central business district. The Terrace Cove property faces competition from other multifamily apartment properties located in the Austin, Texas market.
For federal income tax purposes, we estimate that the depreciable basis in the Terrace Cove property will be approximately $21,100,000. We intend to depreciate buildings based upon an estimated useful life of 27.5 years.
Terrace Cove Property Loan
In connection with the acquisition of the Terrace Cove property, STAR Terrace Cove borrowed $16,450,000 from the lender pursuant to the Terrace Cove loan. The Terrace Cove loan has a 120 month term with a maturity date of September 1, 2024. STAR Terrace Cove paid a loan origination fee of $131,600 to the lender in connection with the Terrace Cove loan.
Interest on the outstanding principal balance of the Terrace Cove loan accrues at an initial rate of 2.135%, and an interest payment of $29,267 is due and payable on October 1, 2014. Beginning October 1, 2014 and continuing until the maturity date, a monthly interest payment on the outstanding principal balance of the Terrace Cove loan that will accrue at LIBOR plus 1.98%, as further described in the Terrace Cove loan documents, will be due and payable on the first day of each month. In addition, beginning on October 1, 2018 and continuing until the maturity date, a monthly payment of principal in the amount of $24,796 is due and payable on the first date of each month. The entire outstanding principal balance and any accrued and unpaid interest on the Terrace Cove loan is due and payable in full on the maturity date.
STAR Terrace Cove may voluntarily prepay all of the unpaid principal balance of the Terrace Cove loan and all accrued interest thereon and other sums due to the lender under the Terrace Cove loan documents following the first year of the Terrace Cove loan, provided that STAR Terrace Cove provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Terrace Cove loan.

The performance of the obligations of STAR Terrace Cove under the Terrace Cove loan is secured by a Multifamily Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing (Texas) with respect to the Terrace Cove property. Additionally, pursuant to an Assignment of Management Agreement, STAR Terrace Cove assigned all of its rights under the Terrace Cove Property Management Agreement (described below) to the lender upon an event of default under any of the Terrace Cove loan documents.
In connection with the acquisition of the Terrace Cove property, STAR Terrace Cove entered into an Environmental Indemnity Agreement, or the Terrace Cove environmental indemnity, pursuant to which STAR Terrace Cove agreed to indemnify, defend and hold harmless the lender and certain other parties identified in the environmental indemnity, from and against any actions, damages, claims or other liabilities that the lender or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances on or under the Terrace Cove property or any other property from which hazardous materials derived or allegedly derived from the Terrace Cove property, (2) any actual or alleged violation of any environmental laws applicable to the Terrace Cove property, (3) any breach of any representation or warranty made in the Terrace Cove environmental indemnity by STAR Terrace Cove, (4) any failure by STAR Terrace Cove to perform any of its obligations under the Terrace Cove environmental indemnity, (5) any remedial work as defined in the Terrace Cove environmental indemnity or (6) the existence or alleged existence of any prohibited activity or condition as defined in the Terrace Cove environmental indemnity.
We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR Terrace Cove is personally liable under the Terrace Cove loan documents, as described above, in addition to all costs and expenses incurred by the lender to enforce these rights.

Management of Terrace Cove Property
On the closing date, STAR Terrace Cove and the property manager entered into a Property Management Agreement, or the Terrace Cove Property Management Agreement, pursuant to which the property manager serves as the exclusive leasing agent and manager of the Terrace Cove property. Pursuant to the Terrace Cove Property Management Agreement, STAR Terrace Cove is to pay the property manager a monthly management fee in an amount equal to 3.0% of the Terrace Cove property’s gross collections (as defined in the Terrace Cove Property Management Agreement) for such month. The Terrace Cove Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the Terrace Cove Property Management Agreement. STAR Terrace Cove may terminate the Terrace Cove Property Management Agreement at any time upon 30 days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Terrace Cove Property Management Agreement due to a material breach of the other party's obligations under the Terrace Cove Property Management Agreement that remains uncured for 30 days after notification of such breach.

On the closing date, STAR Terrace Cove also entered into a Construction Management Services Agreement, or Terrace Cove Construction Management Services Agreement, with PCL. Pursuant to the Terrace Cove Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time for the Terrace Cove Property for a construction management fee in an amount equal to 8% of the total cost of the improvements and 12% of the total cost of the renovations. The Terrace Cove Construction Services Agreement may be terminated by either party with 30 days prior written notice to the other party